05011156

RECEIVED

2005 SEP 13 P 7:21

SUPPL

1 September 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
<u>of the Securities Exchange Act of 1934 (Ref No. 82-4359)</u>

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Date of Release of 1st Half 2005 Results
2) Results 1st Half 2005
3) Presentation Slides for 1st Half 2005 Results
4) Incorporation of New Subsidiaries
5) Incorporation of New Subsidiaries

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

PROCESSED
SEP 14 2005
THOMSON
FINANCIAL

Encl.

dlw 9/14

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-62251588
Fax: 65-62211588
Co. Reg. No. 199507660Z

Headquarter: No. 558, Hong Xu Road, Shanghai, China 201103
Tel : 86-21-64061257
Fax: 86-21-64466771

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	04-Aug-2005 17:22:22
Announcement No.	00060

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The details of the announcement start here ...

Announcement Title *	DATE OF RELEASE OF FIRST HALF 2005 RESULTS
Description	Want Want Holdings Ltd is pleased to announce that its First Half 2005 results for period ended 30 June 2005 will be released on 11 August 2005. Further notice will be made should there be any change in date.
Attachments:	Total size = **0** (2048K size limit recommended)

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Miscellaneous
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Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	12-Aug-2005 17:58:01
Announcement No.	00130

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The details of the announcement start here ...

Announcement Title *	BRIEFING PRESENTATION SLIDES FOR 1ST HALF 2005 RESULTS
Description	As attached
Attachments:	Slides_1H05.pdf Total size = **666K** (2048K size limit recommended)

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Want Want Holdings Ltd
1H 2005 RESULT

12 Aug 2005

2Q Financials

Unit: USD'000

	2005	%	2004	%	YoY (%)
Turnover	145,044	100.0	121,292	100.0	19.6
Gross Profit	55,664	38.4	44,550	36.7	24.9
Profit Before Tax	19,726	13.6	15,988	13.2	23.4
Profit Attributable to Equity Holders	18,339	12.6	13,838	11.4	32.5
EPS (cents)*	1.42		1.08		

* Based on 1,288,840,439 outstanding shares as at 30 June 2005 (2004: 1,283,422,509)

2Q Review

- Sales up 19.6% to US$145 million
- PBT increased 23.4% to US$19.7 million as sales shifted to higher margin products & raw material prices stabilized
- Beverages: Hot Kid Milk, esp lower margin smaller sized items, grew 47.6%. But, raw material cost (eg milk powder) continued to rise. Higher sales led to higher PBT of 14.3%
- Other Snacks: 22.9% with more sales of items, eg popsicles & ball cakes. PBT improved along with sales
- Rice Crackers: Declined 4.5% in sales as higher sales vol. of core-brands were not sufficient to offset lower sub-brand sales vol. PBT improved as margin improved

1H Financials

Unit: USD'000

	2005	%	2004	%	YoY (%)
Turnover	314,436	100.0	251,964	100.0	24.8
Gross Profit	120,591	38.4	97,042	38.5	24.3
Profit Before Tax	51,713	16.4	38,228	15.2	35.3
Profit Attributable to Equity Holders	47,183	15.0	35,024	13.9	34.7
EPS (cents) *	3.66		2.73		

* Based on 1,288,840,439 outstanding shares as at 30 June 2005 (2004: 1,283,422,509)

PRC 1H Turnover Breakdown

Rice Crackers

	2005	2004
Sugar coated	42%	49%
Savory	35%	35%
Fried	10%	11%
Others	13%	5%
Total:	100%	100%
Core Brand	***68%***	***53%***
Non-Core Brand	***32%***	***47%***

Snack Foods

	2005	2004
Gummy Sweet	34%	41%
Jelly & Popsicle	31%	26%
Ball Cake	16%	16%
Others	19%	17%
Total:	100%	100%

Beverages

	2005	2004
Milk	97%	96%
Others	3%	4%
Total:	100%	100%

Utilization Rates (Jan to Jun 2005)

PRC —	Rice Crackers		62%
	Snacks		13% - 112%
	Beverages –	canned-milk	80%
		– tetra-milk	82%
		– carbonated	17%

* Based on 22 hours / day, and 22 days / month

Liquidity Position as at 30 Jun

Unit: USD'000 equivalent

Currency	RMB	NTD	SGD	USD	Others	Total
Cash(05)	158,582	1,375	181	9,247	337	169,722
Cash(04)	131,216	1,100	156	6,630	789	139,891
Debt(05)	40,985	NA	NA	106,500	816	148,301
Debt(04)	1,208	NA	NA	59,000	276	60,484

Net Cash (June 05): 21,421

Financial Ratio

	30 Jun 05	31 Dec 04
Net Debt/Equity	net cash	net cash
A/R turnover ratio	21 days	29 days
Current ratio	351%	326%
Inventory turnover ratio	91 days	98 days
Average interest rate	3.7%	2.0%
Interest coverage ratio	34.0	55.8

Outlook / Strategies

- Efforts in strengthening sales organization yielding results

- Decline in sub-brand rice crackers' sales volume should be short term as market position remain strong

- Profit margin in 2Q05 improved y-o-y with stable raw material prices, higher capacity utilization & positive shift in sales mix

- Performance in 2005 should improve over 2004

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Miscellaneous

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Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	22-Aug-2005 17:18:36
Announcement No.	00032

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	INCORPORATION OF NEW SUBSIDIARIES
Description	See attached.
Attachments:	WWH_File.pdf Total size = **13K** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	01-Sep-2005 17:15:20
Announcement No.	00025

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Announcement Title *	INCORPORATION OF NEW SUBSIDIARIES
Description	SEE ATTACHED.
Attachments:	WWH_File.pdf Total size = **13K** (2048K size limit recommended)

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Second Quarter * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	11-Aug-2005 17:38:45
Announcement No.	00085

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For the Financial Period Ended *	30-06-2005

Attachments:

Results-1H05.pdf
Total size = **51K**
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PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

1(a)(i) Income Statement for the Second Quarter And First Half Ended 30 June 2005:

Group	Second Quarter 2005	Second Quarter 2004	Increase/ (decrease)	First Half 2005	First Half 2004	Increase/ (decrease)
	US$'000	US$'000	%	US$'000	US$'000	%
Revenue	145,044	121,292	19.6	314,436	251,964	24.8
Cost of sales	(89,380)	(76,742)	16.5	(193,845)	(154,922)	25.1
Gross profit	55,664	44,550	24.9	120,591	97,042	24.3
Other operating income	1,567	3,638	(56.9)	3,747	5,896	(36.4)
Discount on acquisition of new subsidiaries	499	-	n.m.	4,832	-	n.m.
Discount on acquisition of equity in subsidiary	-	-	n.m.	264	-	n.m.
Foreign currencies exchange adjustment loss	(55)	(230)	(76.1)	(322)	(15)	2,046.7
Distribution and selling costs	(19,783)	(19,484)	1.5	(42,294)	(38,962)	8.6
Administrative expenses	(15,338)	(10,966)	39.9	(30,066)	(22,709)	32.4
Other operating expenses	(2,005)	(1,343)	49.3	(3,546)	(2,435)	45.6
Finance costs	(838)	(297)	182.2	(1,568)	(645)	143.1
Share of results of associates	15	120	(87.5)	75	56	33.9
Profit before income tax	19,726	15,988	23.4	51,713	38,228	35.3
Income tax expense	(1,491)	(2,315)	(35.6)	(4,712)	(3,523)	33.7
Profit for the period	18,235	13,673	33.4	47,001	34,705	35.4
Attributable to:						
Equity holders of the parent	18,339	13,838	32.5	47,183	35,024	34.7
Minority interest	(104)	(165)	(37.0)	(182)	(319)	(42.9)
	18,235	13,673	33.4	47,001	34,705	35.4

1(a)(ii) Additional Information

Group	Second Quarter 2005	Second Quarter 2004	Increase/ (decrease)	First Half 2005	First Half 2004	Increase/ (decrease)
	US$'000	US$'000	%	US$'000	US$'000	%
Gain on disposal of trading investment	153	103	48.5	163	104	56.7
Interest income	487	445	9.4	896	869	3.1
Provision/(Reversal) for diminution in value of investment	(31)	60	n.m.	(31)	60	n.m.
Depreciation and amortisation	(9,093)	(8,292)	9.7	(17,984)	(16,587)	8.4
Over/(Under) provision of tax in respect of prior years	60	(716)	n.m.	(155)	(716)	(78.4)
Loss on disposal of plant and equipment	(194)	(302)	(35.8)	(340)	(367)	(7.4)
Plant and equipment written off	(185)	(92)	101.1	(432)	(258)	67.4

1(a)(iii) Analysis of sales

Group	Turnover Second Quarter 2005	Turnover Second Quarter 2004	Increase/ (decrease)	Profit Before Tax Second Quarter 2005	Profit Before Tax Second Quarter 2004	Increase/ (decrease)
	US$'000	US$'000	%	US$'000	US$'000	%
By Geographical Region						
China	124,630	103,639	20.3	17,615	14,331	22.9
Taiwan	9,147	7,358	24.3	630	760	(17.1)
Others	11,267	10,295	9.4	1,481	897	65.1
Total	145,044	121,292	19.6	19,726	15,988	23.4
By Activity						
Rice Crackers	42,314	44,303	(4.5)	1,058	15	6,953.3
Other Snacks	51,728	42,081	22.9	10,197	9,011	13.2
Beverages	45,295	30,685	47.6	8,716	7,623	14.3
Others	5,707	4,223	35.1	(245)	(661)	(62.9)
Total	145,044	121,292	19.6	19,726	15,988	23.4

Group	Turnover First Half 2005	Turnover First Half 2004	Increase/ (decrease)	Profit Before Tax First Half 2005	Profit Before Tax First Half 2004	Increase/ (decrease)
	US$'000	US$'000	%	US$'000	US$'000	%
By Geographical Region						
China	275,773	218,288	26.3	46,305	35,025	32.2
Taiwan	19,090	14,570	31.0	2,528	1,619	56.1
Others	19,573	19,106	2.4	2,880	1,584	81.8
Total	314,436	251,964	24.8	51,713	38,228	35.3
By Activity						
Rice Crackers	111,909	96,588	15.9	9,150	4,758	92.3
Other Snacks	99,956	80,905	23.5	21,392	18,161	17.8
Beverages	92,427	66,658	38.7	18,959	16,075	17.9
Others	10,144	7,813	29.8	2,212	(766)	n.m
Total	314,436	251,964	24.8	51,713	38,228	35.3

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	30.06.2005	31.12.2004	30.06.2005	31.12.2004
	US$'000	US$'000	US$'000	US$'000
ASSETS				
Current assets:				
Cash and bank balances	169,722	144,285	97	138
Inventories	92,968	103,026	-	-
Trade receivables	29,131	43,744	-	-
Subsidiaries and associates	2,120	1,884	-	68,353
Trading investments	3,885	3,213	-	-
Other receivables and prepayments	47,637	58,039	33	29
Development properties	28,731	19,260	-	-
Total current assets	374,194	373,451	130	68,520
Non-current assets:				
Investment in subsidiaries	-	-	502,866	458,953
Investment in associates	603	519	-	-
Available for sale financial assets	1,674	1,576	830	830
Property, plant and equipment [Note 1]	435,297	348,603	5,164	5,224
Deferred expenditure	1,071	1,138	-	-
Other intangible assets	149	152	149	152
Goodwill	393	-	-	-
Total non-current assets	439,187	351,988	509,009	465,159
Total assets	813,381	725,439	509,139	533,679
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	102,026	93,197	162	327
Due to subsidiaries and associates	-	-	14,530	-
Short-term bank loans	2,316	19,864	-	-
Income tax payable	2,212	2,151	2	2
Total current liabilities	106,554	115,212	14,694	329
Non-current liabilities:				
Long-term bank loans [Note 2]	145,985	55,000	-	-
Equity attributable to equity holders of the parent:				
Issued capital	128,884	128,884	128,884	128,884
Share premium	82,846	82,846	82,846	82,846
Capital reserve on consolidation	4,662	4,662	-	-
Capital redemption reserve	601	601	601	601
Capital reserve - others	23,433	20,218	-	-
Currency realignment reserve	(4,011)	(2,645)	-	-
Accumulated profits	307,186	263,617	282,114	282,354
Proposed dividend	-	38,665	-	38,665
Legal reserves	8,544	8,145	-	-
	552,145	544,993	494,445	533,350
Minority interest	8,697	10,234	-	-
Total equity	560,842	555,227	494,445	533,350
Total liabilities and equity	813,381	725,439	509,139	533,679

Notes to the balance sheet

1. *Property, plant & equipment increased by US$87 million due mainly to the addition of assets from the acquisition of Qianhe Hotel in 1st quarter 2005 and the purchases of hospital equipment*

2. *Long-term bank loans increased by US$91 million due mainly to the additional loan taken up for the food business and hospital operation*

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 30/06/2005		As at 31/12/2004	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	2,316	0	19,864

Amount repayable after one year

As at 30/06/2005		As at 31/12/2004	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	145,985	0	55,000

Details of any collateral

Not Applicable

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Group	Second Quarter		First Half	
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000
Cash flows from operating activities:				
Profit before share of results of associates	19,711	15,868	51,638	38,172
Add items not requiring cash:				
Depreciation expense	9,042	8,243	17,882	16,494
Amortisation of deferred expenditure	50	48	99	90
Amortisation of intangible assets	1	1	3	3
Amortisation of negative goodwill	-	(21)	-	(58)
Discount on acquisition of new subsidiaries	(499)	-	(4,832)	-
Discount on acquisition of equity in subsidiary	-	-	(264)	-
Gain on disposal of trading investments	(153)	(103)	(163)	(104)
Loss on disposal of plant and equipment	194	302	340	367
Plant and equipment written off	185	92	432	258
Provision/(Reversal) for diminution in value of investment	31	(60)	31	(60)
Interest expense	838	297	1,568	645
Interest income	(487)	(445)	(896)	(869)
Cash flows provided by operations before changes in working capital	28,913	24,222	65,838	54,938
Inventories	292	(7,686)	10,138	(4,111)
Trade receivables	10,649	1,682	14,778	13,668
Related companies and associates	(229)	167	(236)	(530)
Other receivables and prepayments	308	1,427	(316)	(24,272)
Trade payables	(1,019)	(4,439)	(10,813)	(17,144)
Cash generated from operations	38,914	15,373	79,389	22,549
Interest paid	(838)	(297)	(1,568)	(645)
Interest received	533	445	981	908
Income tax paid	(3,627)	(3,323)	(4,651)	(5,196)
Net cash from operating activities	34,982	12,198	74,151	17,616
Cash flows from investing activities:				
Purchase of property, plant and equipment	(13,828)	(9,335)	(36,099)	(15,205)
Purchase of plant and equipment for hospital	(18,217)	(4,439)	(27,332)	(5,109)
Proceeds from disposal of plant and equipment	110	164	120	225
Other receivables and prepayments	-	-	26,938	-
Acquisition of subsidiaries	(1,885)	-	(27,661)	-
Development properties	(8,968)	(174)	(9,471)	(234)
Deferred expenditure	(9)	(9)	(18)	(11)
(Purchase less disposal)/Disposal less purchase of trading investments	(250)	19,193	(509)	17,209
Net cash (used in)/from investing activities	(43,047)	5,400	(80,032)	(3,125)
Cash flows from financing activities:				
Increase in bank loans	45,894	368	72,233	9,134
Payment to minority shareholders	(903)	(103)	(1,443)	(339)
Shares bought-back	-	(3,147)	-	(3,147)
Shares issued on exercise of warrants	-	4,033	-	8,004
Dividend paid	(38,665)	(44,912)	(38,665)	(44,912)
Net cash from (used in) financing activities	6,326	(43,761)	32,125	(31,260)
Net effect of exchange rate changes in consolidating subsidiaries	(224)	476	(807)	497
(Decrease)/Increase in cash and cash equivalents	(1,963)	(25,687)	25,437	(16,272)
Cash and cash equivalents at beginning of period	171,685	165,578	144,285	156,163
Cash and cash equivalents at end of period	169,722	139,891	169,722	139,891

	Second Quarter		First Half	
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000
Notes to the consolidated cash flow statement				
A. Summary of the effects of acquisition of subsidiaries				
Cash	3	-	254	-
Other current assets	5	-	10,550	-
Current liabilities	(73)	-	(19,642)	-
Net current liabilities	(65)	-	(8,838)	-
Non-current assets	2,451	-	42,790	-
Non-current liabilities	1	-	(1,205)	-
NTA at time of acquisition	2,387	-	32,747	-
Discount on acquisition of new subsidiaries	(499)	-	(4,832)	-
Amount paid	1,888	-	27,915	-
Cash of acquired subsidiaries	(3)	-	(254)	-
Net cash outflow on acquisition of subsidiaries	**1,885**	-	**27,661**	-

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	< Attributable to equity holders of the parent									>		
Group	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital reserve on consolidation US$'000	Capital redemption reserve US$'000	Capital reserve - others US$'000	Currency realignment reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Legal reserves US$'000	Total US$'000	Minority Interest US$'000	Total Equity US$'000
Balance at 1 Jan 2004	**127,364**	**72,787**	**459**	**4,662**	**309**	**18,251**	**(7,241)**	**235,298**	**44,577**	**6,862**	**503,328**	**11,137**	**514,465**
Currency translation differences	-	-	-	-	-	-	1,158	-	-	-	1,158	1	1,159
Profit attributable to shareholders	-	-	-	-	-	-	-	21,186	-	-	21,186	(154)	21,032
Change in shareholding in minority interest	-	-	-	-	-	-	-	-	-	-	-	(252)	(252)
6,305,000 ordinary shares at par value US$0.10 each issued on exercise of warrants	630	3,499	(158)	-	-	-	-	-	-	-	3,971	-	3,971
Balance at 31 Mar 2004	**127,994**	**76,286**	**301**	**4,662**	**309**	**18,251**	**(6,083)**	**256,484**	**44,577**	**6,862**	**529,643**	**10,732**	**540,375**
Currency translation differences	-	-	-	-	-	-	265	-	-	-	265	23	288
Profit attributable to shareholders	-	-	-	-	-	-	-	13,838	-	-	13,838	(165)	13,673
Dividend paid	-	-	-	-	-	-	-		(44,912)	-	(44,912)	(103)	(45,015)
Underprovision of dividend	-	-	-	-	-	-	-	(335)	335	-	-	-	-
2,921,000 ordinary shares at par value US$0.10 each acquired under the shares buy-back mandate and cancelled	(292)	-	-	-	292	-	-	(3,147)	-	-	(3,147)	-	(3,147)
6,400,621 ordinary shares at par value US$0.10 each issued on exercise of warrants	640	3,553	(160)	-	-	-	-	-	-	-	4,033	-	4,033
Transfer	-	-	-	-	-	413	-	(823)	-	410	-	-	-
Balance at 30 Jun 2004	128,342	79,839	141	4,662	601	18,664	(5,818)	266,017	-	7,272	499,720	10,487	510,207
Balance at 1 Jan 2005													
- As previously reported	**128,884**	**82,846**	-	**4,662**	**601**	**20,218**	**(2,645)**	**262,592**	**38,665**	**8,145**	**543,968**	**10,234**	**554,202**
Effect of adopting FRS 103 (Revised 2004)	-	-	-	-	-	-	-	1,025	-	-	1,025	-	1,025
- As restated	**128,884**	**82,846**	-	**4,662**	**601**	**20,218**	**(2,645)**	**263,617**	**38,665**	**8,145**	**544,993**	**10,234**	**555,227**
Profit attributable to shareholders	-	-	-	-	-	-	-	28,844	-	-	28,844	(78)	28,766
Currency translation differences	-	-	-	-	-	-	(1,069)	-	-	-	(1,069)	(37)	(1,106)
Change in shareholding in minority interest	-	-	-	-	-	-	-	-	-	-	-	(416)	(416)
Transfers	-	-	-	-	-	-	-	(329)	-	329	-	-	-
Balance at 31 Mar 2005	**128,884**	**82,846**	-	**4,662**	**601**	**20,218**	**(3,714)**	**292,132**	**38,665**	**8,474**	**572,768**	**9,703**	**582,471**
Profit attributable to shareholders	-	-	-	-	-	-	-	18,339	-	-	18,339	(104)	18,235
Dividend paid	-	-	-	-	-	-	-	-	(38,665)	-	(38,665)	(102)	(38,767)
Currency translation differences	-	-	-	-	-	-	(297)	-	-	-	(297)	(5)	(302)
Change in shareholding in minority interest	-	-	-	-	-	-	-	-	-	-	-	(795)	(795)
Transfers	-	-	-	-	-	3,215	-	(3,285)	-	70	-	-	-
Balance at 30 Jun 2005	**128,884**	**82,846**	-	**4,662**	**601**	**23,433**	**(4,011)**	**307,186**	-	**8,544**	**552,145**	**8,697**	**560,842**

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	< ---------- Attributable to equity holders of the parent						---------->
	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital redemption reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Total Equity US$'000
Company							
Balance at 1 Jan 2004	**127,364**	**72,787**	**459**	**309**	**261,794**	**44,577**	**507,290**
Loss attributable to shareholders	-	-	-	-	(73)	-	(73)
6,305,000 ordinary shares at par value US$0.10 each issued on exercise of warrants	630	3,499	(158)	-	-	-	3,971
Balance at 31 Mar 2004	**127,994**	**76,286**	**301**	**309**	**261,721**	**44,577**	**511,188**
Loss attributable to shareholders	-	-	-	-	(3,532)	-	(3,532)
Dividend paid	-	-	-	-	-	(44,912)	(44,912)
Underprovision of dividend	-	-	-	-	(335)	335	-
2,921,000 ordinary shares at par value US$0.10 each acquired under the shares buy-back mandate and cancelled	(292)	-	-	292	(3,147)	-	(3,147)
6,400,621 ordinary shares at par value US$0.10 each issued on exercise of warrants	640	3,553	(160)	-	-	-	4,033
Balance at 30 Jun 2004	**128,342**	**79,839**	**141**	**601**	**254,707**	**-**	**463,630**
Balance at 1 Jan 2005	**128,884**	**82,846**	**-**	**601**	**282,354**	**38,665**	**533,350**
Profit attributable to shareholders	-	-	-	-	387	-	387
Balance at 31 Mar 2005	**128,884**	**82,846**	**-**	**601**	**282,741**	**38,665**	**533,737**
Loss attributable to shareholders	-	-	-	-	(627)	-	(627)
Dividend paid	-	-	-	-	-	(38,665)	(38,665)
Balance at 30 Jun 2005	**128,884**	**82,846**	**-**	**601**	**282,114**	**-**	**494,445**

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

There is no change in the company's share capital in the quarter ended 30 June 2005.

During the quarter ended 30 June 2004, the company issued, as a result of the exercise of warrants, 6,400,621 ordinary shares of US$0.10 each at an exercise price of US$0.63. The warrants expired on 22 October 2004. The company acquired 2,921,000 ordinary shares at par value of US$0.10 each under the shares buy-back mandate and cancelled them.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Except as disclosed in paragraph 5 below, the Group and the Company have adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2004.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

With effect from 1 January 2005, the Group and the Company have adopted the following new and revised Financial Reporting Standards ("FRS") :

FRS 39

Financial assets and liabilities, including derivative financial instruments, are classified and measured in accordance with the requirements under FRS 39.

FRS 103, FRS 36 (r2004) and FRS 38 (r2004)

FRS 103, FRS 36 (r2004) and FRS 38 (r2004) requires the allocation of the cost of acquisition to identifiable assets (including intangible assets), liabilities and contingent liabilities assumed in the business combination at their fair values. Liabilities for terminating or reducing the activities of the acquiree are included only when the acquiree, at the acquisition date, has an existing obligation in accordance with FRS 37. The acquirer has to recognise separately the acquiree's contingent liabilities, provided that their fair value can be measured reliably. Intangible assets have to be identified and recognised if the fair value could be measured reliably and the criterion in receiving future economic benefit is considered to be satisfied in a business combination situation.

Previously, FRS 22 did not require the recognition of contingent liabilities and FRS 38 did not include the presumption that future economic benefit is always satisfied for an intangible asset acquired as part of a business combination respectively. In addition, FRS 22 also allowed the recognition of liabilities for terminating or reducing the activities of the acquiree if certain conditions are met.

Negative goodwill arising on acquisitions must now be recognised immediately in the income statement. Previously, the Group capitalised and amortised negative goodwill over their estimated useful live. In accordance with the transitional provisions of FRS 103, any unamortised negative goodwill as at January 1, 2005 has been adjusted against opening retained earnings as at that date.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

Earnings per ordinary share	Group		Group	
	Second Quarter		First Half	
	2005	2004	2005	2004
(i) Based on weighted average number of ordinary shares in issue	1.42 US cts	1.08 US cts	3.66 US cts	2.74 US cts
**Weighted average number of ordinary shares	1,288,840,439	1,281,928,222	1,288,840,439	1,278,834,222
(ii) On a fully diluted basis	1.42 US cts	1.08 US cts	3.66 US cts	2.73 US cts
**Adjusted weighted average number of ordinary shares assuming the fully exercise of warrants outstanding during the year	1,288,840,439	1,284,211,091	1,288,840,439	1,281,244,756

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	30/06/2005	31/12/2004	30/06/2005	31/12/2004
Net asset value per ordinary share based on existing issued share capital as at the end of the period	42.84 US cts	42.29 US cts	38.36 US cts	41.38 US cts
**Number of ordinary shares in issue	1,288,840,439	1,288,840,439	1,288,840,439	1,288,840,439

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

Second Quarter ("2Q") 2005 vs Second Quarter 2004

In 2Q 2005, the Group achieved total sales of US$145 million, registering a 19.6% growth over the same period last year. The improvements were mainly attributable to higher sales of Beverages and Other Snacks. Group profit before tax rose 23.4% from US$16 million in 2Q 2004 to US$19.7million in 2Q 2005, as a result of a shift in sales mix and the gradual stabilization of raw material prices. The higher effective tax rate in 2Q 2004 was due mainly to under provision of tax in prior years.

Beverage segment continued to improve with sales growth of 47.6% over 2Q 2004. Core product Hot-Kid milk remained well accepted by consumers. In particular, the smaller sized 150ml can and 125ml tetra-pak contributed mostly to the sales growth. Gross profit margin however was lower as cost of raw materials such as milk powder and iron sheets continued to increase. The higher proportion of sales from lower margin smaller sized items further reduced the overall margin. Nevertheless, profit before tax increased 14.3% to US$8.7 million with the higher sales volume.

Other Snacks segment recorded 22.9% sales growth from US$42.1 million in 2Q 2004 to US$51.7 million in 2Q 2005. With more marketing efforts and promotions, sales of items such as popsicles, ball cakes and nuts improved. Along with higher sales, profit before tax increased 13.2% from US$9 million to US$10.2 million.

Sales of Rice Crackers declined 4.5% in 2Q 2005 over 2Q 2004 due to lower sales of sub-brand products. In China, selling prices for sub-brand products were raised and led to a decline in unit sales volume. However, more efforts were focused on the promotion of the core brand products which gave rise to an increase in unit sales volume. Profit before tax however improved by US$1 million as a result of better margins from a shift in sales mix and lower raw material cost.

Sales for "Others" segment increased US$1.5 million. This was mainly attributable to higher sales of wine products and additional contribution from Qianhe Hotel which was acquired in 1Q 2005. Losses before tax was reduced by US$416,000 due mainly to recognition of US$499,000 negative goodwill gain from the acquisition of Wei Ta Lu (Beijing) Food Enterprise Co., Ltd (Refer Announcement released on 23 June 2005).

Geographically, all regions achieved sales growth with China and Taiwan as the main driver. Sales in China climbed 20.3% while profit before tax rose 22.9% with relatively stable raw material prices in China and the changes in sales mix. For Taiwan, sales increased 24.3% as its economy improved and new beer product was launched. Profit before tax however decreased 17.1% despite higher sales because of higher operating expenses incurred for sales force expansion and promotion. Others segment recorded 9.4% sales growth with the addition of new export sales to the United States offset by lower sales in Asia and Australia. Profit before tax increased mainly because of margin growth from lower raw material costs and higher utilization.

First Half ("1H") 2005 vs First Half 2004

Group sales in 1H 2005 increased 24.8% to US$314.4 million from US$252 million in 1H 2004 on the back of higher festive orders in 1Q 2005 and continued improvements in 2Q 2005. In line with the higher sales and relatively stable raw material prices compared to last year, profit before tax rose 35.3% to US$51.7 million. All product segments and geographical regions performed better in varying degrees. In particular, profit margin for Rice Cracker segment improved due to the shift of sales mix towards core brand products. In addition, profit before tax in 1H 2005 were also boosted by gain from valuation surplus on the acquisition of Qianhe Hotel in 1Q 2005.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In line with statements made in our announcement on first quarter 2005 unaudited results.

10. Prospect

The Group continued to achieve double-digit growth in 2Q 2005. The Board believes that our efforts in strengthening the Group's sales organization and strategies are gradually yielding results. Although sales volume of sub-brand rice crackers declined after prices were raised, we view this as a short term reaction. We will remain competitive as we have strengthened our market position over the last few years.

Our margins have also improved in 2Q 2005 year-on-year, due to stabilization of and, in some cases, decline in raw material costs, increased capacity utilization and positive changes in sales mix. The significant increase in the sales of Beverages is further indicative of the overall market's potential for growth.

Barring unforeseen circumstances, based on the progress made in 1H 2005, we are confident our performance this year will be better than last year.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Not Applicable

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Not Applicable

(c) Date payable

Not Applicable

(d) Books closure date

Not Applicable

12. If no dividend has been declared/recommended, a statement to that effect

Not Applicable